Exhibit 99.1

stone co

Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2025

Report on review of interim condensed consolidated financial information

To the Shareholders and Management of
StoneCo Ltd.

Introduction
We have reviewed the accompanying interim consolidated financial statement of of StoneCo Ltd. (the “Company”) as at March 31, 2025 which comprise the interim consolidated statement of financial position as at March 31, 2025, and the related interim consolidated statements of profit or loss and of other comprehensive income (loss), and of changes in equity and cash flows for the three months period then ended, and a summary of significant accounting policies and explanatory notes.
Management is responsible for the preparation and fair presentation of this interim condensed consolidated financial information in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.
Scope of review
We conducted our review in accordance with International Standard on Review Engagements 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity.
A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statement does not give a true and fair view of the financial position of the entity as at March 31, 2025, and of its financial performance and its cash flows for the three months periods then ended in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).

São Paulo, May 08, 2025.

ERNST & YOUNG
Auditores Independentes S/S Ltda.

Unaudited interim consolidated statement of financial position
As of March 31, 2025 and December 31, 2024
(In thousands of Brazilian Reais)
Unaudited interim consolidated statement of financial position

	Notes	March 31, 2025	December 31, 2024

Assets
Current assets
Cash and cash equivalents	4	5,650,362	5,227,654
Short-term investments	5.1	146,227	517,874
Financial assets from banking solutions	5.5	2,138,961	8,805,882
Accounts receivable from card issuers	5.2.1	34,548,619	29,231,820
Trade accounts receivable	5.3.1	416,447	390,575
Credit portfolio	5.4	1,079,850	891,718
Recoverable taxes	7	432,787	372,432
Derivative financial instruments	5.7	31,877	156,814
Other assets	6	480,497	370,255
		44,925,627	45,965,024
Non-current assets
Long-term investments	5.1	32,174	32,629
Accounts receivable from card issuers	5.2.1	109,949	116,245
Trade accounts receivable	5.3.1	30,457	25,528
Credit portfolio	5.4	204,313	171,401
Derivative financial instruments	5.7	4,793	103,374
Receivables from related parties	11.1	582	613
Deferred tax assets	8.2	1,033,865	871,640
Other assets	6	152,385	159,159
Investment in associates		77,852	75,751
Property and equipment	9.1	1,880,315	1,833,997
Intangible assets	10.1	5,481,598	5,458,102
		9,008,283	8,848,439

Total assets		53,933,910	54,813,463
			(continued)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of financial position
As of March 31, 2025 and December 31, 2024
(In thousands of Brazilian Reais)

	Notes	March 31, 2025	December 31, 2024

Liabilities and equity
Current liabilities
Retail deposits	5.6.1	8,279,604	8,704,809
Accounts payable to clients	5.2.2	16,947,853	17,756,720
Trade accounts payable		721,675	672,184
Institutional deposits and marketable debt securities	5.6.2	2,853,000	3,065,999
Other debt instruments	5.6.2	2,086,061	1,903,840
Labor and social security liabilities		422,929	578,345
Taxes payable		619,223	560,250
Derivative financial instruments	5.7	120,636	10,593
Other liabilities		268,851	281,073
		32,319,832	33,533,813
Non-current liabilities
Accounts payable to clients	5.2.2	51,206	50,674
Institutional deposits and marketable debt securities	5.6.2	6,025,032	5,429,963
Other debt instruments	5.6.2	2,471,704	2,496,139
Derivative financial instruments	5.7	262,116	281,177
Deferred tax liabilities	8.2	786,153	680,672
Provision for contingencies	12.1	255,812	237,406
Labor and social security liabilities		57,265	39,515
Other liabilities		237,616	236,822
		10,146,904	9,452,368

Total liabilities		42,466,736	42,986,181

Equity
Issued capital	13.1	76	76
Capital reserve	13.2	14,232,542	14,215,212
Treasury shares	13.3	(2,608,290)	(1,805,896)
Other comprehensive income (loss)	13.4	(376,133)	(287,048)
Retained earnings (accumulated losses)		168,098	(346,360)
Equity attributable to controlling shareholders		11,416,293	11,775,984
Non-controlling interests		50,881	51,298
Total equity		11,467,174	11,827,282

Total liabilities and equity		53,933,910	54,813,463
			(concluded)
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of profit or loss
For the three months ended March 31, 2025 and 2024
(In thousands of Brazilian Reais, unless otherwise stated)
Unaudited interim consolidated statement of profit or loss

		Three months ended March 31,
	Notes	2025	2024

Net revenue from transaction activities and other services	15.1	684,355	749,830
Net revenue from subscription services and equipment rental	15.1	493,222	456,709
Financial income	15.1	2,303,055	1,741,114
Other financial income	15.1	189,312	137,257
Total revenue and income		3,669,944	3,084,910

Cost of services	16	(933,863)	(809,926)
Administrative expenses	16	(277,934)	(257,000)
Selling expenses	16	(593,097)	(529,675)
Financial expenses, net	17	(1,096,690)	(896,547)
Other income (expenses), net	16	(131,124)	(108,056)
		(3,032,708)	(2,601,204)

Gain on investment in associates		361	311
Profit before income taxes		637,597	484,017

Current income tax and social contribution	8.1	(133,048)	(105,852)
Deferred income tax and social contribution	8.1	12,198	(4,570)
Net income for the period		516,747	373,595

Net income attributable to:
Controlling shareholders		514,458	372,981
Non-controlling interests		2,289	614
Net income for the period		516,747	373,595

Earnings per share
Basic earnings per share for the period attributable to controlling shareholders (in Brazilian reais)	14.2	1.84	1.21
Diluted earnings per share for the period attributable to controlling shareholders (in Brazilian reais)	14.2	1.80	1.18
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of other comprehensive income (loss)
For the three months ended March 31, 2025 and 2024
(In thousands of Brazilian Reais)
Unaudited interim consolidated statement of other comprehensive income (loss)

		Three months ended March 31,
	Notes	2025	2024

Net income for the period		516,747	373,595

Other comprehensive income ("OCI")

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:

Changes in the fair value of accounts receivable from card issuers	19.1.1	(148,636)	(24,381)
Tax on changes in the fair value of accounts receivable from card issuers		50,536	8,290
Exchange differences on translation of foreign operations		(6,954)	(315)
Changes in the fair value of cash flow hedge		14,827	(42,499)
Tax on changes in the fair value of cash flow hedge		(5,990)	—

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Net monetary position in hyperinflationary economies		6,990	897
Changes in the fair value of equity instruments designated at fair value	5.1/19.1.1	—	750
Other comprehensive loss for the period		(89,227)	(57,258)

Total comprehensive income for the period		427,520	316,337

Total comprehensive income attributable to:
Controlling shareholders		425,373	316,831
Non-controlling interests		2,147	(494)
Total comprehensive income for the period		427,520	316,337
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of changes in equity
For the three months ended March 31, 2025 and 2024
(In thousands of Brazilian Reais)
Unaudited interim consolidated statement of changes in equity

		Attributable to owners of the parent
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other comprehensive income	Retained earnings (accumulated losses)	Total	Non-controlling interests	Total

Balance as of December 31, 2023		76	13,825,325	(518,504)	61,127	688,536	14,056,484	(282,709)	(320,449)	1,168,862	14,622,264	53,696	14,675,960
Net income for the period		—	—	—	—	—	—	—	—	372,981	372,981	614	373,595
Other comprehensive income (loss) for the period		—	—	—	—	—	—	—	(56,150)	—	(56,150)	(1,108)	(57,258)
Total comprehensive income		—	—	—	—	—	—	—	(56,150)	372,981	316,831	(494)	316,337
Share-based payments		—	—	(3,390)	—	21,804	18,414	3,390	—	—	21,804	—	21,804
Equity transaction related to put options over non-controlling interest		—	—	—	—	(8,971)	(8,971)	—	—	—	(8,971)	2,246	(6,725)
Dividends paid		—	—	—	—	—	—	—	—	—	—	(2,743)	(2,743)
Balance as of March 31, 2024		76	13,825,325	(521,894)	61,127	701,369	14,065,927	(279,319)	(376,599)	1,541,843	14,951,928	52,705	15,004,633

Balance as of December 31, 2024		76	13,825,325	(581,416)	61,127	910,176	14,215,212	(1,805,896)	(287,048)	(346,360)	11,775,984	51,298	11,827,282
Net income for the period		—	—	—	—	—	—	—	—	514,458	514,458	2,289	516,747
Other comprehensive income (loss) for the period		—	—	—	—	—	—	—	(89,085)	—	(89,085)	(142)	(89,227)
Total comprehensive income		—	—	—	—	—	—	—	(89,085)	514,458	425,373	2,147	427,520
Repurchase of shares	13.3	—	—	—	—	—	—	(843,411)	—	—	(843,411)	—	(843,411)
Share-based payments		—	—	—	—	62,204	62,204	—	—	—	62,204	—	62,204
Shares delivered under share-based payment arrangements		—	—	(41,017)	—	—	(41,017)	41,017	—	—	—	—	—
Equity transaction related to put options over non controlling interest		—	—	—	—	(3,857)	(3,857)	—	—	—	(3,857)	475	(3,382)
Dividends paid		—	—	—	—	—	—	—	—	—	—	(3,039)	(3,039)
Balance as of March 31, 2025		76	13,825,325	(622,433)	61,127	968,523	14,232,542	(2,608,290)	(376,133)	168,098	11,416,293	50,881	11,467,174
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of cash flows
For the three months ended March 31, 2025 and 2024
(In thousands of Brazilian Reais)
Unaudited interim consolidated statement of cash flows

		Three months ended March 31,
	Notes	2025	2024
Operating activities
Net income for the period		516,747	373,595
Adjustments to reconcile net income for the period to net cash flows:
Depreciation and amortization	9.2	258,399	217,335
Deferred income tax and social contribution	8.1	(12,198)	4,570
Gain on investment in associates		(361)	(311)
Accrued interest, monetary and exchange variations, net		174,258	11,364
Provision for contingencies	12.1	24,435	16,144
Share-based payments expense	18.1.1	87,129	25,783
Allowance for expected credit losses		45,443	54,202
Loss (gain) on disposal of property, equipment and intangible assets	19.2.5	(4,152)	6,070
Effect of applying hyperinflation accounting		6,987	1,311
Loss on sale of subsidiary		—	52,958
Fair value adjustment in financial instruments at FVPL	19.2.1	69,706	(16,805)
Fair value adjustment in derivatives		(73,186)	10,629
Working capital adjustments:
Accounts receivable from card issuers		(4,851,329)	(1,963,001)
Receivables from related parties		152	10,341
Recoverable taxes		(44,390)	(63,422)
Prepaid expenses		(99,691)	(13,957)
Trade accounts receivable, banking solutions and other assets		6,343,218	(184,054)
Credit portfolio		(147,372)	(193,079)
Accounts payable to clients		(2,956,000)	(1,778,728)
Taxes payable		162,294	156,107
Labor and social security liabilities		(162,591)	(116,081)
Payment of contingencies	12.1	(13,747)	(7,356)
Trade accounts payable and other liabilities		23,601	80,458
Interest paid		(143,852)	(51,153)
Interest income received, net of costs	19.2.2	1,528,869	958,208
Income tax paid		(108,038)	(64,186)
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of cash flows
For the three months ended March 31, 2025 and 2024
(In thousands of Brazilian Reais)

		Three months ended March 31,
	Notes	2025	2024
Net cash provided by (used in) operating activities		624,331	(2,473,058)

Investing activities
Purchases of property and equipment	19.2.3	(180,218)	(180,622)
Purchases and development of intangible assets	19.2.4	(107,297)	(126,027)
Proceeds from short-term investments, net		374,089	3,029,151
Sale of subsidiary, net of cash disposed		—	(4,204)
Proceeds from the disposal of non-current assets	19.2.5	17	41
Payment for interest in subsidiaries acquired		(7,283)	(17,910)
Net cash provided by investing activities		79,308	2,700,429

Financing activities
Proceeds from institutional deposits and marketable debt securities	5.6.2	989,426	80,564
Payment of institutional deposits and marketable debt securities	5.6.2	(726,988)	(33,303)
Proceeds from other debt instruments, except lease	5.6.2	1,514,936	3,343,859
Payment of other debt instruments, except lease	5.6.2	(1,175,449)	(790,140)
Payment of principal portion of leases liabilities	5.6.2	(24,062)	(13,606)
Repurchase of own shares	13.3	(843,411)	—
Dividends paid to non-controlling interests		(3,039)	(2,743)
Net cash provided by (used in) financing activities		(268,587)	2,584,631

Effect of foreign exchange on cash and cash equivalents		(12,344)	(86)
Change in cash and cash equivalents		422,708	2,811,916

Cash and cash equivalents at beginning of period	4	5,227,654	2,176,416
Cash and cash equivalents at end of period	4	5,650,362	4,988,332
Change in cash and cash equivalents		422,708	2,811,916

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)
Notes to unaudited interim condensed consolidated financial statements as of March 31, 2025
1.    Operations
StoneCo Ltd. (the “Company”), is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is located at 4th Floor, Harbour Place 103 South Church Street, P.O. box 10240 Grand Cayman E9 KY1-1002.
HR Holdings LLC owns 5.51% of the Company’s voting shares (representing 35.28% of the voting power considering the amount of outstanding shares as of March 31, 2025). HR Holding LLC's ultimate parent is the VCK Investment Fund Limited SAC A, an investment fund owned by the co-founder of the Company, Mr. Andre Street.
The Company’s shares are publicly traded on Nasdaq under the ticker symbol STNE.
The Company and its subsidiaries (collectively, the “Group”) provide financial services and software solutions to clients across in-store, mobile and online device platforms helping them to better manage their businesses by increasing the productivity of their sales initiatives.
2.    Basis of preparation and changes to the Group’s accounting policies and estimates
2.1.    Basis of preparation
The interim condensed consolidated financial statements for the three months ended March 31, 2025 have been prepared in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”).
The interim condensed consolidated financial statements are presented in Brazilian Reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2024.
The accounting policies adopted in this interim reporting period are consistent with those of the previous financial year.
The interim condensed consolidated financial statements of the Group for the three months ended March 31, 2025 and 2024 were approved by the Audit Committee on May 08, 2025.
2.2.    Estimates
The preparation of the Group’s interim financial statements requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented of revenues, expenses, assets and liabilities at the financial statement date. Actual results may differ from these estimates.
Judgements, estimates and assumptions are frequently revised, and any effects are recognized in the revision period and in any future affected periods. The objective of these revisions is mitigating the risk of material differences between the estimated and actual results in the future.
In preparing these interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those from the consolidated financial statements for the year ended December 31, 2024.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)
2.3. New standards and amendments to standards and interpretations adopted
•Amendments to IAS 21 - Lack of exchangeability: The amendments introduce requirements to assess when a currency is exchangeable into another currency and when it is not. The amendments require the entity to estimate the spot exchange rate when it concludes that a currency is not exchangeable into another currency.
The application of these accounting standards as of January 1, 2025, had no significant impact on the Group’s consolidated financial statements.
3.    Group information
3.1.    Subsidiaries
In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which the Company holds control.
The following table shows the main consolidated entities, which correspond to the Group’s most relevant operating vehicles.

		% of Group's equity interest
Entity name	Main activities	March 31, 2025	December 31, 2024

Stone Instituição de Pagamento S.A. (“Stone IP”)	Merchant acquiring	100.00	100.00
Pagar.me Instituição de Pagamento S.A. (“Pagar.me”)	Merchant acquiring	100.00	100.00
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Financial services	100.00	100.00
Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”)	Technology services	100.00	100.00
Tapso Fundo de Investimento em Direitos Creditórios Responsabilidade Limitada (“FIDC TAPSO”)	Investment fund	100.00	100.00
There were no changes in the interest held by the Group in its subsidiaries.
The Group holds call options to acquire additional interests in some of its subsidiaries (Note 5.7) and issued put options to non-controlling investors (Note 5.10.1) .
3.2.    Associates
The following table shows all entities in which the Group has significant influence.

		% of Group's equity interest
Entity name	Main activities	March 31, 2025	December 31, 2024

Agilize Contabilidade Holding Limited ("Agilize Cayman")	Technology services	28.70	28.70
Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”)	Technology services	25.00	25.00
APP Sistemas S.A. (“APP”) (a)	Technology services	19.70	19.80
Delivery Much Tecnologia S.A. (“Delivery Much”)	Food delivery marketplace	29.49	29.49
Dental Office S.A. (“Dental Office”)	Technology services	20.00	20.00

(a)In March 2025, the equity interest held by STNE Participações S.A. (“STNE Par”) was diluted by the issuance of new shares under a long-term incentive program.
The Group holds call options to acquire additional interests in some of its associates (Note 5.7).

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)
4.    Cash and cash equivalents

	March 31, 2025	December 31, 2024

Denominated in R$	5,605,667	5,157,035
Denominated in US$	44,695	70,619
Total	5,650,362	5,227,654
5.    Financial instruments
5.1.    Short and Long-term investments

	Short-term	Long-term	March 31, 2025

Bonds (a)
Brazilian sovereign bonds	34,434	11,335	45,769
Structured notes linked to Brazilian sovereign bonds	54,565	—	54,565
Time deposits	55,897	—	55,897
Equity securities (b)	—	20,839	20,839
Investment funds (c)	1,331	—	1,331
Total	146,227	32,174	178,401

	Short-term	Long-term	December 31, 2024

Bonds (a)
Brazilian sovereign bonds	46,426	—	46,426
Structured notes linked to Brazilian sovereign bonds	418,120	—	418,120
Time deposits	51,711	—	51,711
Equity securities (b)	—	32,629	32,629
Investment funds (c)	1,617	—	1,617
Total	517,874	32,629	550,503

(a)As of March 31, 2025, bonds of listed securities are mainly linked to the CDI and Selic benchmark interest rates and securities amounting to R$ 11,352 are pledged as margin for exchange-traded futures.
(b)Comprised of common shares of unlisted entities that are not traded in an active market. As of March 31, 2025, all assets are recognized at FVPL, while on December 31, 2024, some assets were recognized at FVOCI. The fair value of unlisted equity instruments was determined based on negotiations of the securities. The change in the fair value of equity securities at FVPL was a loss for the three months ended March 31, 2025 of R$ 11,790 (R$ nil for the three months ended March 31, 2024), which was recognized in the statement of profit or loss. The change in fair value of equity securities at FVOCI for the three months ended March 31, 2025 was R$ nil (R$ 750 for the three months ended March 31, 2024), which was recognized in the statement of other comprehensive income (loss).
(c)Comprised of foreign investment fund shares.
Short and Long-term investments are denominated in Brazilian Reais and U.S. dollars.
5.2.    Accounts receivable from card issuers and accounts payable to clients
5.2.1.    Composition of accounts receivable from card issuers
Accounts receivable are amounts due from card issuers and acquirers for the transactions of clients with card holders, performed in the ordinary course of business.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)

	March 31, 2025	December 31, 2024

Accounts receivable from card issuers (a)	34,147,796	28,833,909
Accounts receivable from other acquirers (b)	582,646	575,044
Allowance for expected accounts receivable credit losses	(71,874)	(60,888)
Total	34,658,568	29,348,065

Current	34,548,619	29,231,820
Non-current	109,949	116,245

(a)Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.
(b)Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.
Part of the Group’s cash requirement is to make prepayments to acquiring customers. The Group finances those requirements through different sources of funding including the true sale of receivables to third parties. When such sales of receivables are carried out to entities in which the Group has subordinated shares or quotas, the receivables sold remain in the statement of financial position, as these entities are consolidated in the financial statements. As of March 31, 2025 a total of R$ 437,593 (December 31, 2024 - R$ 419,099) were consolidated through Fundo de Investimento em Direitos Creditórios ACR Fast (“FIDC ACR FAST”) and R$ 2,573,176 (December, 2024 - R$ 2,561,139) through Fundo de Investimento em Direitos Creditórios ACR I (“FIDC ACR I”), of which the Group has subordinated shares. When the sale of receivables is carried out to non-controlled entities and for transactions where continuous involvement is not present, the amounts transferred are derecognized from the accounts receivable from card issuers. As of March 31, 2025, the sale of receivables that were derecognized from accounts receivables from card issuers in the statement of financial position represents the main form of funding used for the prepayment business.
Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders.
5.2.2.    Accounts payable to clients
Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.
5.3.    Trade accounts receivable
5.3.1.    Composition of trade accounts receivable
Trade accounts receivables are amounts due from clients mainly related to subscription services and equipment rental.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)

	March 31, 2025	December 31, 2024

Accounts receivable from subscription services	257,090	248,322
Accounts receivable from equipment rental	119,091	111,535
Chargeback	109,452	93,829
Services rendered	29,933	46,991
Receivables from registry operation	13,566	13,643
Cash in transit	30,263	12,620
Allowance for expected credit losses	(143,999)	(131,260)
Others	31,508	20,423
Total	446,904	416,103

Current	416,447	390,575
Non-current	30,457	25,528
5.4.    Credit portfolio
Portfolio balances by product:

	March 31, 2025	December 31, 2024	March 31, 2024	December 31, 2023

Merchant portfolio	1,288,111	1,093,475	531,703	309,677
Credit card	160,998	114,156	7,900	3,131
Credit portfolio, gross	1,449,109	1,207,631	539,603	312,808

Allowance for expected credit losses	(169,889)	(144,512)	(106,899)	(62,061)
Fair value adjustment - portfolio hedge (a)	4,943	—	—	—
	(164,946)	(144,512)	(106,899)	(62,061)

Credit portfolio, net	1,284,163	1,063,119	432,704	250,747

Current	1,079,850	891,718	342,408	209,957
Non-current	204,313	171,401	90,296	40,790

(a)The Group holds a portfolio of fixed-rate credit operations exposed to market risk from fluctuations in Brazil interest rates. To mitigate this risk, fixed-for-floating interest rate swaps were entered into to protect the fair value of the portfolio against rates variations. These swaps are designated as fair value hedge accounting and, as a result, the interest rate risk of the credit operations is marked to market against profit or loss. The portfolio is dynamically managed, with swap positions adjusted to reflect changes, including prepayment risk.
5.4.1.    Non-performing loans ("NPL")
Total outstanding of the contract whenever the clients default on an installment:

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)

	March 31, 2025			December 31, 2024
	Merchant portfolio	Credit card	Total	Merchant portfolio	Credit card	Total

Balances not overdue	1,175,210	151,105	1,326,315	1,006,335	108,930	1,115,265
Balances overdue by
<= 15 days	15,804	2,880	18,684	17,462	1,390	18,852
15 < 30 days	11,497	1,137	12,634	7,054	676	7,730
31 < 60 days	11,214	1,970	13,184	13,521	865	14,386
61 < 90 days	10,750	1,253	12,003	7,121	647	7,768
91 < 180 days	27,601	1,929	29,530	17,637	1,078	18,715
181 < 360 days	36,035	724	36,759	24,345	570	24,915
	112,901	9,893	122,794	87,140	5,226	92,366

Credit portfolio, gross	1,288,111	160,998	1,449,109	1,093,475	114,156	1,207,631
5.4.2.    Aging by maturity

	March 31, 2025			December 31, 2024
	Merchant portfolio	Credit card	Total	Merchant portfolio	Credit card	Total

Installments not overdue
<= 15 days	32,376	44,459	76,835	23,083	30,638	53,721
15 < 30 days	55,533	28,192	83,725	36,917	20,075	56,992
31 < 60 days	123,516	26,431	149,947	99,015	19,492	118,507
61 < 90 days	121,894	16,977	138,871	107,068	12,334	119,402
91 < 180 days	312,344	26,029	338,373	268,770	19,019	287,789
181 < 360 days	388,381	12,977	401,358	354,807	10,043	364,850
361 < 720 days	172,474	5	172,479	148,084	6	148,090
> 720 days	38,562	—	38,562	25,237	—	25,237
	1,245,080	155,070	1,400,150	1,062,981	111,607	1,174,588

Installments overdue by
<= 15 days	4,730	1,227	5,957	2,561	514	3,075
15 < 30 days	5,220	566	5,786	4,170	211	4,381
31 < 60 days	6,029	1,283	7,312	4,614	512	5,126
61 < 90 days	5,409	857	6,266	3,865	344	4,209
91 < 180 days	12,137	1,299	13,436	9,091	706	9,797
181 < 360 days	9,506	696	10,202	6,193	262	6,455
	43,031	5,928	48,959	30,494	2,549	33,043

Credit portfolio, gross	1,288,111	160,998	1,449,109	1,093,475	114,156	1,207,631
5.4.3.    Gross carrying amount
The Group calculates an expected credit loss allowance for its loans based on statistical models that consider both internal and external historical data, negative credit information and guarantees, including information that addresses the behavior of each debtor. The Group calculates its loans operations portfolio in three stages:

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)
(i)Stage 1: corresponds to loans that do not present significant increase in credit risk since origination, and expected credit loss (“ECL") are determined considering probability of default events within 12 months window;
(ii)Stage 2: corresponds to loans that presented significant increase in credit risk subsequent to origination and ECL are estimated considering probability of default events within the life of the financial instrument;
The Group determines Stage 2 based on the following criteria:
(a)absolute criteria: financial asset overdue more than 30 days, or;
(b)relative criteria: in addition to the absolute criteria, the Group analyzes the evolution of the risk of each financial instrument on a monthly basis, comparing the current behavior score attributed to each client with that attributed at the time of recognition of the financial asset. Behavioral scoring considers credit behavior variables, such as default on other products and market data about the customer. When the credit risk increases significantly since origination, the Stage 1 operation is moved to Stage 2.
For Stage 2, a cure criterion is applied when the financial asset no longer meets the criteria for a significant increase in credit risk, as mentioned above, and the loan is moved to Stage 1.
(iii)Stage 3: corresponds to impaired loans.
The Group determines Stage 3 based on the following criteria:
(a)absolute criteria: financial asset overdue more than 90 days, or;
(b)relative criteria: indicators that the financial asset will not be paid in full without activating a guarantee or financial guarantee.
The indication that an obligation will not be paid in full includes the tolerance of financial instruments that imply the granting of advantages to the counterparty following the deterioration of the counterparty's credit quality.
The Group also assumes a cure criterion for Stage 3, with respect to the counterparty's repayment capacity, such as the percentage of total debt paid or the time limit to liquidate current debt obligations.
Management regularly seeks forward looking perspectives for future market developments including macroeconomic scenarios as well as its portfolio risk profile. Management may adjust the ECL resulting from the models above in order to better reflect this forward looking perspective.
Reconciliation of gross portfolio of loans operations, segregated by stages:

Stage 1	December 31, 2024	Acquisition / (Settlement)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	March 31, 2025

Merchant portfolio	993,719	200,457	(47,717)	(7,137)	12,039	1,677	—	1,153,038
Credit card	103,301	46,430	(3,854)	(367)	8,078	101	—	153,689
	1,097,020	246,887	(51,571)	(7,504)	20,117	1,778	—	1,306,727

Stage 2	December 31, 2024	Acquisition / (Settlement)	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	March 31, 2025

Merchant portfolio	42,471	(591)	(12,039)	(26,360)	47,717	618	—	51,816
Credit card	8,709	845	(8,078)	(2,261)	3,854	4	—	3,073
	51,180	254	(20,117)	(28,621)	51,571	622	—	54,889

Stage 3	December 31, 2024	Acquisition / (Settlement)	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	March 31, 2025

Merchant portfolio	57,285	3,379	(1,677)	(618)	7,137	26,360	(8,609)	83,257
Credit card	2,146	(433)	(101)	(4)	367	2,261	—	4,236
	59,431	2,946	(1,778)	(622)	7,504	28,621	(8,609)	87,493

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)

Consolidated 3 stages	December 31, 2024	Acquisition / (Settlement)	Write-off	March 31, 2025

Merchant portfolio	1,093,475	203,245	(8,609)	1,288,111
Credit card	114,156	46,842	—	160,998
	1,207,631	250,087	(8,609)	1,449,109

Stage 1	December 31, 2023	Acquisition / (Settlement)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	March 31, 2024

Credit card	3,131	4,769	(250)	—	11	—	7,661
Working capital loan	296,282	221,769	(25,140)	(792)	6,542	138	498,799
	299,413	226,538	(25,390)	(792)	6,553	138	506,460

Stage 2	December 31, 2023	Acquisition / (Settlement)	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	March 31, 2024

Credit card	—	—	(11)	(13)	250	—	226
Working capital loan	12,195	141	(6,542)	(6,734)	25,140	21	24,221
	12,195	141	(6,553)	(6,747)	25,390	21	24,447

Stage 3	December 31, 2023	Acquisition / (Settlement)	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	March 31, 2024

Credit card	—	—	—	—	—	13	13
Working capital loan	1,200	116	(138)	(21)	792	6,734	8,683
	1,200	116	(138)	(21)	792	6,747	8,696

Consolidated 3 stages	December 31, 2023		Acquisition / (Settlement)	March 31, 2024

Credit card	3,131	x'	4,769	7,900
Working capital loan	309,677		222,026	531,703
	312,808		226,795	539,603
5.4.4.    Allowance for expected credit losses of loans operations

Stage 1	December 31, 2024	(Acquisition) / Settlement	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	March 31, 2025

Merchant portfolio	(68,949)	(21,052)	20,965	5,010	(2,356)	(71)	—	(66,453)
Credit card	(7,805)	(3,437)	1,788	276	(1,385)	(25)	—	(10,588)
	(76,754)	(24,489)	22,753	5,286	(3,741)	(96)	—	(77,041)

Stage 2	December 31, 2024	(Acquisition) / Settlement	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	March 31, 2025

Merchant portfolio	(19,587)	(4,325)	2,356	18,452	(20,965)	(419)	—	(24,488)
Credit card	(3,870)	974	1,385	1,691	(1,788)	(2)	—	(1,610)
	(23,457)	(3,351)	3,741	20,143	(22,753)	(421)	—	(26,098)

Stage 3	December 31, 2024	(Acquisition) / Settlement		Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	March 31, 2025

Merchant portfolio	(42,717)	(6,409)		71	419	(5,010)	(18,452)	8,609	(63,489)
Credit card	(1,584)	263	0	25	2	(276)	(1,691)	—	(3,261)
	(44,301)	(6,146)		96	421	(5,286)	(20,143)	8,609	(66,750)

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)

Consolidated 3 stages	December 31, 2024	(Acquisition) / Settlement	Write-off	March 31, 2025

Merchant portfolio	(131,253)	(31,786)	8,609	(154,430)
Credit card	(13,259)	(2,200)	—	(15,459)
	(144,512)	(33,986)	8,609	(169,889)

Stage 1	December 31, 2023	(Acquisition) / Settlement	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	March 31, 2024

Credit card	(200)	(446)	98	—	(6)	—	(554)
Working capital loan	(57,576)	(42,001)	8,243	554	(1,236)	(13)	(92,029)
	(57,776)	(42,447)	8,341	554	(1,242)	(13)	(92,583)

Stage 2	December 31, 2023	(Acquisition) / Settlement	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	March 31, 2024

Credit card	—	—	6	10	(98)	—	(82)
Working capital loan	(3,445)	(2,400)	1,236	4,714	(8,243)	(6)	(8,144)
	(3,445)	(2,400)	1,242	4,724	(8,341)	(6)	(8,226)

Stage 3	December 31, 2023	(Acquisition) / Settlement	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	March 31, 2024

Credit card	—	—	—	—	—	(10)	(10)
Working capital loan	(840)	9	13	6	(554)	(4,714)	(6,080)
	(840)	9	13	6	(554)	(4,724)	(6,090)

Consolidated 3 stages	December 31, 2023	(Acquisition) / Settlement	March 31, 2024

Credit card	(200)	(446)	(646)
Working capital loan	(61,861)	(44,392)	(106,253)
	(62,061)	(44,838)	(106,899)
5.5.    Financial assets from banking solutions
As required by Brazilian Central Bank (“BACEN”) regulation, client’s proceeds deposited in payment accounts (“Deposits from retail clients” - Note 5.6.1) must be fully collateralized by government securities, and/or deposits at BACEN (“CCME”).
As of March 31, 2025 the amount of financial assets from banking solutions was R$ 2,138,961 (December 31, 2024 - R$ 8,805,882), fully collateralized by CCME.
5.6.    Financial liabilities
5.6.1. Retail deposits

	March 31, 2025	December 31, 2024

Deposits from retail clients	2,027,171	8,274,868
Time deposits from retail clients (a) (b)	6,252,433	429,941
	8,279,604	8,704,809

(a)Since the first quarter of 2025 balances held in payment accounts are eligible to be invested daily in Time Deposits issued by Stone Sociedade de Crédito, Financiamento e Investimento S.A. ("Stone SCFI") (Note 5.6.2 (b)).
(b)Deposit interest rates yield up to 100% of the CDI and are applied daily or monthly from the deposit date, following a First In, First Out (“FIFO”) logic.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)
5.6.2. Changes in financial liabilities
The table below presents the movement of financial liabilities other than Retail deposits:

	December 31, 2024	Additions	Disposals	Payment of principal	Payment of interest	Changes in exchange rates	Fair value adjustment	Interest	March 31, 2025

Bonds	1,258,262	—	—	—	—	(92,891)	—	15,129	1,180,500
Debentures, financial bills and commercial papers (a)	4,079,266	454,246	—	—	(6,383)	—	—	137,270	4,664,399
Time deposits (b)	2,740,110	512,080	—	(695,011)	(32,255)	—	—	86,819	2,611,743
Obligations to open-end FIDC quota holders	418,324	23,100	—	(31,977)	(176)	—	—	12,119	421,390
Institutional deposits and marketable debt securities	8,495,962	989,426	—	(726,988)	(38,814)	(92,891)	—	251,337	8,878,032

Current	3,065,999								2,853,000
Non-current	5,429,963								6,025,032

	December 31, 2024	Additions	Disposals	Payment of principal	Payment of interest	Changes in exchange rates	Fair value adjustment	Interest	March 31, 2025

Obligations to closed-end FIDC quota holders (c)	1,988,645	18,312	—	—	(143,869)	—	57,916	69,151	1,990,155
Bank borrowings and working capital facilities	2,164,330	1,496,624	—	(1,175,449)	(56,071)	(142,545)	—	35,444	2,322,333
Leases	247,004	35,571	(10,799)	(24,062)	(5,518)	(2,437)	—	5,518	245,277
Other debt instruments	4,399,979	1,550,507	(10,799)	(1,199,511)	(205,458)	(144,982)	57,916	110,113	4,557,765

Current	1,903,840								2,086,061
Non-current	2,496,139								2,471,704

(a)On June 19, 2024 the subsidiary Stone SCFI concluded its first issuance of financial bills. After this, Stone SCFI has started the issuance of private financial bills. The principal and interest of all issuances are mainly paid at the maturity indexed to CDI rate.
(b)In the second quarter of 2024, Stone SCFI started the issuance of Time deposits, representing the first issuance of interest bearing deposits following the authorization granted by BACEN to start operations earlier in 2024. The certificates are held by multiple counterparties and maturities up to December 2028. The principal and interest of this type of issuance are mainly paid at the maturity indexed to CDI rate.
(c)This note covers all closed-end FIDCs, including ACR I and TAPSO. FIDC ACR I issued quotas in exchange for a contribution of R$ 2,325,984 as of first quarter of 2024. The contribution was made by a special purpose vehicle funded by a revolving facility in which United States International Development Finance Corporation (“DFC”) has invested US$ 467.5 million, funding the Group’s prepayment business through this FIDC. The special purpose vehicle entered into foreign currency derivatives with financial institutions to convert the receivable denominated in R$ it holds from FIDC ACR I into US$. The Company has to provide guarantees to the vehicles in the event of certain defined default events on the derivatives by such financial institutions. Considering the current risk rating of the institutions, the fair value of the guarantee is estimated to be immaterial. FIDC ACR I has a final maturity of seven years and pays a semi-annual coupon at a fixed rate of 12.75% in R$.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)

	December 31, 2023	Additions	Disposals	Payment of principal	Payment of interest	Changes in exchange rates	Fair value adjustment	Interest	March 31, 2024

Bonds	2,402,698	—	—	—	—	77,758	—	25,350	2,505,806
Debentures, financial bills and commercial papers	1,116,252	—	—	—	(7,180)	—	—	34,740	1,143,812
Obligations to open-end FIDC quota holders	452,128	80,564	—	(33,302)	—	—	—	13,556	512,946
Institutional deposits and marketable debt securities	3,971,078	80,564	—	(33,302)	(7,180)	77,758	—	73,646	4,162,564

	December 31, 2023	Additions	Disposals	Payment of principal	Payment of interest	Changes in exchange rates	Fair value adjustment	Interest	March 31, 2024

Obligations to closed-end FIDC quota holders	53,103	2,325,984	—	—	—	—	(16,805)	26,554	2,388,836
Bank borrowings and working capital facilities	1,321,348	1,017,875	—	(790,141)	(41,188)	6,788	—	38,918	1,553,600
Leases	173,683	25,540	(4,695)	(13,606)	(2,785)	79	—	2,785	181,001
Other debt instruments	1,548,134	3,369,399	(4,695)	(803,747)	(43,973)	6,867	(16,805)	68,257	4,123,437

Current	1,879,997								2,231,202
Non-current	3,639,215								6,054,799
5.7.    Derivative financial instruments, net
The Group executes exchange-traded and Over-the-counter (“OTC”) instruments to hedge its foreign currency and interest rate exposure. All counterparties are previously approved for OTC transactions following the Counterparty Policy, and internal Committees monitor and control the counterparty risk associated with those transactions.

	March 31, 2025
	Notional amount	Asset (fair value)	Liabilities (fair value)	Net

Cash flow hedge
Foreign exchange rate swap	4,395,979	3,909	(130,101)	(126,192)
Fair value hedge
Interest rate swap	3,058,316	1,937	(237,006)	(235,069)
Economic hedge
NDF	185,822	7,899	(10,767)	(2,868)
Interest rate swap	9,698,556	21,344	(4,201)	17,143
Futures market	86,157	—	(677)	(677)
M&A derivatives
Call options	—	1,581	—	1,581
Total	17,424,830	36,670	(382,752)	(346,082)

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)

	December 31, 2024
	Notional amount	Asset (Fair Value)	Liabilities (Fair Value)	Net

Cash flow hedge
Foreign exchange rate swap	3,994,559	214,169	—	214,169
Fair value hedge
Interest rate swap	2,837,758	5,373	(281,177)	(275,804)
Economic hedge
NDF	15,359	1,784	(9,578)	(7,794)
Interest rate swap	8,008,992	36,249	(1,015)	35,234
M&A derivatives
Call options	—	2,613	—	2,613
Total	14,856,668	260,188	(291,770)	(31,582)
5.7.1. Economic hedge
The Group engages in certain hedging transactions to mitigate specific financial risks, such as fluctuations in foreign currencies and interest rates. Some of these transactions are not formally designated for hedge accounting.
Although these derivatives are used to manage economic risks, changes in their fair value are recognized directly in profit or loss for the period without the application of the specific accounting treatments of hedge accounting. This means that the gains and losses generated by these instruments are fully accounted for in profit or loss as they occur, reflecting changes in the fair value of the derivatives.
The decision not to apply hedge accounting to these transactions may be due to considerations such as the administrative cost of the formal documentation required by hedge accounting standards, the nature of the instruments, or the desired operational flexibility. Nevertheless, the Group continues monitoring these instruments to ensure their use aligns with the overall risk management strategy.
5.7.2. Hedge accounting
5.7.2.1. Cash flow hedge
The Group uses hedge accounting to protect against future cash flow fluctuations arising from exposure to specific risks, such as changes in foreign exchange rates or interest rates.
Cash flow hedge accounting is applied when the hedging relationship meets the required criteria under hedge accounting standards, including proper documentation at the time the hedge is entered into, and provided that the hedge is considered highly effective over time in mitigating the risk of cash flow fluctuations.
The Group regularly reviews hedge effectiveness to ensure that gains or losses on the hedging instruments are appropriately accounted for. Any hedge ineffectiveness identified is immediately recognized in profit or loss for the period.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)
Depending on the instrument and the risk being hedged, some of the Group’s derivative financial instruments are used as cash flow hedge accounting instruments. The effective portion of gains or losses arising from changes in the fair value of these derivatives are usually recognized in equity, in “Other comprehensive income.” The ineffective portion is recognized in the statement of profit or loss, in “Financial expenses, net.” For the hedged item classified as a financial instrument measured at amortized cost using the effective interest rate (“EIR”) method, the amount accumulated in the cash flow hedge reserve is reclassified to profit or loss when the hedged cash flows impact the statement of profit or loss. The method applied by the Group to reclassify the amounts is as follows: (i) the accrual interest portion of the derivative is also measured by the EIR method and recognized in the statement of profit or loss, in “Financial expenses, net”, following the hedged item accrual; and (i) the remaining amounts related to fair value of hedging instrument is a temporal effect recognized in OCI at each reporting date, ultimately being recognized in profit or loss upon the liquidation of the hedging instrument.
5.7.2.2. Fair value hedge
The Group applies fair value hedge accounting to protect against changes in the fair value of assets or liabilities arising from exposure to specific risks, such as changes in foreign exchange rates or interest rates. In accordance with IFRS, changes in the fair value of the hedging instrument and of changes in the fair value of the hedged item attributable to the designated hedged risk are recognized directly in profit or loss for the period. This allows gains or losses on the hedging instrument to offset, in whole or in part, the losses or gains on the hedged item.
For a fair value hedge to be accounted for in this manner, the hedging relationship must meet specific criteria, such as formal documentation of the hedging objective and evidence that the hedge is highly effective in offsetting changes in the hedged item's fair value over time.
The Company conducts regular effectiveness tests to ensure the hedging relationship remains effective. Any hedge ineffectiveness is immediately recognized in profit or loss for the period.
5.7.3. Breakdown by maturity
The table below shows the breakdown by maturity of the notional amounts and fair values:

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)

	March 31, 2025
	Less than 3 months	3 to 12 months	More than 12 months	Total
Notional
Foreign exchange rate swap	—	302,545	4,093,434	4,395,979
Interest rate swap	4,183,456	6,064,100	2,509,316	12,756,872
NDF	103,539	82,284	—	185,823
Futures market	86,157	—	—	86,157
Total	4,373,152	6,448,929	6,602,750	17,424,831

Asset (fair value)
Foreign exchange rate swap	—	—	3,909	3,909
Interest rate swap	10,691	11,705	884	23,280
NDF	7,899	—	—	7,899
Liability (fair value)
Foreign exchange rate swap	(2,741)	(101,865)	(25,495)	(130,101)
Interest rate swap	(1,019)	(3,568)	(236,621)	(241,208)
NDF	(5,979)	(4,787)	—	(10,766)
Futures market	(677)	—	—	(677)
Total	8,174	(98,515)	(257,323)	(347,664)

	December 31, 2024
	Less than 3 months	3 to 12 months	More than 12 months	Total
Notional
Foreign exchange rate swap	—	1,510,788	2,483,771	3,994,559
NDF	15,359	—	—	15,359
Interest rate swap	2,129,636	6,127,456	2,589,658	10,846,750
Total	2,144,995	7,638,244	5,073,429	14,856,668

Asset (fair value)
NDF	1,784	—	—	1,784
Foreign exchange rate swap	—	115,368	98,801	214,169
Interest rate swap	8,037	29,012	4,573	41,622
Liability (fair value)
Interest rate swap	—	(1,015)	(281,177)	(282,192)
NDF	(9,578)	—	—	(9,578)
Total	243	143,365	(177,803)	(34,195)
5.8.    Financial risk management
The Group’s activities expose it to market, liquidity and credit risks.
The Group’s financial risk management is carried out by the Risk Management Area.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)
The Board of Directors has approved policies, and limits for its financial risk management. The Group uses financial derivatives only to mitigate market risk exposures. The Group’s policy is not to engage in derivatives for speculative purposes. Different levels of managerial approval are required for entering into financial instruments depending on its nature and the type of risk associated.
5.9.    Financial instruments by category
5.9.1.    Financial assets by category

	Amortized cost	FVPL	FVOCI	Total

March 31, 2025
Short and Long-term investments	—	178,401	—	178,401
Financial assets from banking solutions	2,138,961	—	—	2,138,961
Accounts receivable from card issuers	9,288	—	34,649,280	34,658,568
Trade accounts receivable	446,904	—	—	446,904
Credit portfolio(a)	1,284,163	—	—	1,284,163
Derivative financial instruments(b)	—	36,670	—	36,670
Receivables from related parties	582	—	—	582
Other assets	104,690	—	—	104,690
	3,984,588	215,071	34,649,280	38,848,939

December 31, 2024
Short and Long-term investments	—	550,503	—	550,503
Financial assets from banking solutions	8,805,882	—	—	8,805,882
Accounts receivable from card issuers	9,492	—	29,338,573	29,348,065
Trade accounts receivable	416,103	—	—	416,103
Credit portfolio	1,063,119	—	—	1,063,119
Derivative financial instruments(a)	—	260,188	—	260,188
Receivables from related parties	613	—	—	613
Other assets	106,961	—	—	106,961
	10,402,170	810,691	29,338,573	40,551,434

(a)Part of the credit portfolio on the amount R$ 731,700 was designated as the hedged instrument in a fair value hedge. Therefore the carrying amount includes the change in fair value of the hedged portfolio attributed to changes in the designated hedged risk.
(b)Derivative financial instruments as of March 31, 2025 of R$ 3,909 (December 31, 2024 – R$ 214,169) were designated as cash flow hedging instruments, and therefore the effective portion of the hedge is accounted for in OCI.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)
5.9.2.    Financial liabilities by category

	Amortized cost	FVPL	Total

March 31, 2025
Retail deposits	8,279,604	—	8,279,604
Accounts payable to clients	16,999,059	—	16,999,059
Trade accounts payable	721,675	—	721,675
Institutional deposits and marketable debt securities	8,878,032	—	8,878,032
Other debt instruments	2,567,610	1,990,155	4,557,765
Derivative financial instruments(a)	—	382,752	382,752
Other liabilities	299,820	206,648	506,468
	37,745,800	2,579,555	40,325,355

December 31, 2024
Retail deposits	8,704,809	—	8,704,809
Accounts payable to clients	17,807,394	—	17,807,394
Trade accounts payable	672,184	—	672,184
Institutional deposits and marketable debt securities	8,495,962	—	8,495,962
Other debt instruments	2,411,334	1,988,645	4,399,979
Derivative financial instruments	—	291,770	291,770
Other liabilities	316,700	201,195	517,895
	38,408,383	2,481,610	40,889,993

(a)Derivative financial instruments as of March 31, 2025 of R$ 130,101 (December 31, 2024 – R$ —) were designated as cash flow hedging instruments, and therefore the effective portion of the hedge is accounted for in OCI.
5.10.    Fair value measurement
5.10.1.    Assets and liabilities by fair value hierarchy
The following table shows an analysis of financial instruments measured at fair value by level of the fair value hierarchy:

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)

	March 31, 2025		December 31, 2024
	Fair value	Hierarchy level	Fair value	Hierarchy level

Assets measured at fair value
Short and Long-term investments(a) (b)	178,401	I /II	550,503	I /II
Accounts receivable from card issuers(c)	34,649,280	II	29,338,573	II
Derivative financial instruments(d)	36,670	II	260,188	II
	34,864,351		30,149,264

Liabilities measured at fair value
Other debt instruments(e)	1,990,155	II	1,988,645	II
Derivative financial instruments(d)	382,752	II	291,770	II
Other liabilities(f) (g)	206,648	III	201,195	III
	2,579,555		2,481,610

(a)Listed securities are classified as Level I and unlisted securities classified as Level II, determining fair value using valuation techniques, which employ the use of market observable inputs.
(b)Sovereign bonds are priced using quotations from Anbima public pricing method.
(c)For accounts receivable from card issuers measured at FVOCI, fair value is estimated by discounting future cash flows using market rates for similar items.
(d)The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Derivative financial instruments are valued using valuation techniques, which employ the use of observable market inputs.
(e)For Other debt instruments, fair value is estimated by discounting future cash flows using contract rates for funding items, and using market value of senior quotas liabilities.
(f)These are contingent considerations included in Other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formulas explicit in the contracts with selling shareholders. The significant unobservable inputs used in the fair value measurement of contingent consideration categorized as Level III of the fair value hierarchy are based on projections of revenue, net debt, number of clients, net margin and the discount rates used to evaluate the liability.
(g)The Group issued put options for Reclame Aqui’s non-controlling interests, in the 2022 business combination. For the non-controlling shareholder amounts the Group has elected as an accounting policy that the put options derecognized the non-controlling interests at each reporting date as if it was acquired at that date and recognize a financial liability at the present value of the amount payable on exercise of the non-controlling interests put option. The difference between the financial liability and the non-controlling interests derecognized at each period is recognized as an equity transaction. The amount of R$ 156,015 was recorded in the consolidated statement of financial position as of March 31, 2025 as a financial liability under Other liabilities (December 31, 2024 - R$ 178,721).
In the three month period ended March 31, 2024 and 2023, there were no transfers between level I and level II and between level II and level III fair value measurements.
5.10.2.    Fair value of financial instruments not measured at fair value
The table below presents a comparison by class between book value and fair value of the financial instruments of the Group, other than those with carrying amounts that are reasonable approximations of fair values:

	March 31, 2025		December 31, 2024
	Book value	Fair value	Book value	Fair value

Financial assets
Credit portfolio	1,279,220	1,271,843	1,063,119	1,063,362
	1,279,220	1,271,843	1,063,119	1,063,362

Financial liabilities
Accounts payable to clients	16,999,059	15,624,588	17,807,394	16,857,591
Institutional deposits and marketable debt securities	8,878,032	8,746,861	8,495,962	8,380,224
	25,877,091	24,371,449	26,303,356	25,237,815

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)
6.    Other assets

	March 31, 2025	December 31, 2024

Financial assets
Receivables from the sale of associates and subsidiaries (a)	49,422	55,469
Suppliers advances	31,656	27,167
Security deposits	14,150	14,032
Other financial assets	9,462	10,293
Total financial assets	104,690	106,961

Non-financial assets
Prepaid expenses (b)	233,900	134,210
Customer deferred acquisition costs	233,197	227,799
Salary advances	18,089	18,650
Convertible loans	17,882	17,715
Judicial deposits	14,254	13,317
Other non-financial assets	10,870	10,762
Total non-financial assets	528,192	422,453

Total	632,882	529,414

Current	480,497	370,255
Non-current	152,385	159,159

(a)Refers to balances receivable from buyers for the sale of the equity interest of Pinpag and Everydata Group Ltd. (“StoneCo CI”) and its subsidiaries (namely, the Creditinfo Caribbean companies).
(b)These expenditures include, but are not limited to, prepaid software licenses, prepaid marketing expenses, certain consulting services, and insurance premiums.
The amount recognized as asset in the statement of financial position is charged to the statement of profit or loss once the prepaid services are consumed by the Group. As of March, 31 2025, the balance Is comprised mainly by prepaid software subscriptions and licenses in the amount of R$ 123,607 (December 31, 2024 - R$ 110,116), and prepaid media in the amount of R$ 83,396 (December 31, 2024 - R$ 1,524).
7.    Recoverable taxes

	March 31, 2025	December 31, 2024

Withholding income tax on financial income(a)	377,460	335,762
Income tax and social contribution	38,036	19,430
Contributions over revenue(b)	5,667	2,936
Other withholding income tax	1,352	4,138
Other taxes	10,272	10,166
	432,787	372,432

(a)Refers to income taxes withheld on financial income which will be offset against future income tax payable.
(b)Refers to income taxes, social contributions, and withholding tax prepayments that have been offset against income tax payable.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)
8.    Income taxes
The Company is headquartered in the Cayman Islands and there is no income tax in that jurisdiction. Some of the income earned by the Company is related to transactions abroad which are subject to a 15% rate of withholding tax.
8.1. Reconciliation of income tax expense
Considering the fact that the Company is an entity located in the Cayman Islands which has no income tax, for the purpose of the following reconciliation of income tax expense to profit (loss) for the periods ended March 31, 2025 and 2024, as Brazil is the jurisdiction in which most of the Group’s transactions takes place, the combined Brazilian statutory income tax rates at 34% was applied.
In Brazil such combined rate is applied, in general, to all entities and comprises the Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Income (“CSLL”) on the taxable income of each Brazilian legal entity (not on a consolidated basis).

	Three months ended March 31,
	2025	2024

Profit before income taxes	637,597	484,017
Brazilian statutory rate	34%	34%
Tax income (expense) at the statutory rate	(216,783)	(164,566)

Tax effect of income (expense) that are not taxable (deductible) for tax purposes:
Profit from entities subject to different tax rates	59,632	69,612
Research and development tax benefits ("Lei do Bem") (a)	23,945	10,020
Recognition of deferred income tax unrecognized in previous periods	8,080	849
Equity pickup on associates	(123)	106
Unrecognized deferred income tax in the period	(1,427)	(24,395)
Other permanent differences	4,305	(2,862)
Other tax incentives	1,521	814
Total tax expense	(120,850)	(110,422)
Effective tax rate	19%	23%

Current income tax and social contribution	(133,048)	(105,852)
Deferred income tax and social contribution	12,198	(4,570)
Total tax expense	(120,850)	(110,422)

(a)Out of the R$ 23,945, R$ 21,835 are regarding 2024 and the remaining from 2025.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)
8.2.    Deferred income taxes by nature

	December 31, 2024	Recognized against other comprehensive income	Recognized against profit or loss	March 31, 2025

Assets at FVOCI	219,817	44,546	—	264,363
Losses available for offsetting against future taxable income	302,921	—	17,944	320,865
Other temporary differences	384,941	—	(28,941)	356,000
Tax deductible goodwill	5,010	—	(2,041)	2,969
Share-based compensation	160,248	—	8,659	168,907
Contingencies arising from business combinations	40,192	—	1,205	41,397
Technological innovation benefit	(4,128)	—	213	(3,915)
Temporary differences under FIDC	(279,305)	—	8,829	(270,476)
Intangible assets and property and equipment arising from business combinations	(638,728)	—	6,330	(632,398)
Deferred tax, net	190,968	44,546	12,198	247,712

	December 31, 2023	Recognized against other comprehensive income	Recognized against profit or loss	March 31, 2024

Assets at FVOCI	179,944	8,464	—	188,408
Losses available for offsetting against future taxable income	343,313	—	18,237	361,550
Other temporary differences	302,551	—	(44,414)	258,137
Tax deductible goodwill	42,625	—	(21,271)	21,354
Share-based compensation	123,221	—	42,728	165,949
Contingencies arising from business combinations	36,320	—	920	37,240
Technological innovation benefit	(9,038)	—	(540)	(9,578)
Temporary differences under FIDC	(224,733)	—	(16,145)	(240,878)
Intangible assets and property and equipment arising from business combinations	(676,215)	—	15,915	(660,300)
Deferred tax, net	117,988	8,464	(4,570)	121,882
8.3.    Unrecognized deferred taxes
The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of R$ 141,079 (December 31, 2024 – R$ 147,735) for which a deferred tax asset was not recognized and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)
9.    Property and equipment
9.1.    Changes in Property and equipment

	December 31, 2024	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	March 31, 2025

Cost
Pin Pads & POS	2,933,852	189,414	(31,907)	—	—	—	3,091,359
IT equipment	300,786	7,198	(209)	73	(17)	(27)	307,804
Facilities	103,227	5,189	(517)	50	—	(1)	107,948
Machinery and equipment	23,452	285	(117)	—	—	(100)	23,520
Furniture and fixtures	26,378	912	(37)	814	—	(13)	28,054
Vehicles and airplane	27,479	—	(29)	—	(94)	(20)	27,336
Construction in progress	29,687	1,058	353	(937)	—	—	30,161
Right-of-use assets - equipment	4,683	—	(57)	—	—	—	4,626
Right-of-use assets - vehicles	21,073	18,618	(1,674)	—	—	—	38,017
Right-of-use assets - offices	243,423	16,952	(17,377)	—	—	(229)	242,769
	3,714,040	239,626	(51,571)	—	(111)	(390)	3,901,594
Depreciation
Pin Pads & POS	(1,510,032)	(144,853)	25,055	—	—	—	(1,629,830)
IT equipment	(199,531)	(13,055)	177	—	37	(153)	(212,525)
Facilities	(43,638)	(4,608)	179	—	1	—	(48,066)
Machinery and equipment	(20,702)	(2,305)	82	—	30	1,064	(21,831)
Furniture and fixtures	(9,171)	(702)	6	—	12	(55)	(9,910)
Vehicles and airplane	(8,540)	(780)	17	—	—	4	(9,299)
Right-of-use assets - equipment	(1,006)	(2)	57	—	—	—	(951)
Right-of-use assets - vehicles	(9,757)	(2,424)	1,674	—	—	—	(10,507)
Right-of-use assets - offices	(77,666)	(10,700)	9,943	—	80	(17)	(78,360)
	(1,880,043)	(179,429)	37,190	—	160	843	(2,021,279)

Property and equipment, net	1,833,997	60,197	(14,381)	—	49	453	1,880,315

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)

	December 31, 2023	Additions	Disposals	Transfers	Effects of changes in foreign exchange rates	March 31, 2024

Cost
Pin Pads & POS	2,359,314	168,905	(41,675)	—	—	2,486,544
IT equipment	295,330	11,721	(27,663)	—	29	279,417
Facilities	77,594	666	(47)	288	(4)	78,497
Machinery and equipment	23,950	780	(205)	—	(9)	24,516
Furniture and fixtures	22,684	189	(97)	—	8	22,784
Vehicles and airplane	27,175	38	—	—	1	27,214
Construction in progress	30,962	3,323	(1,313)	(288)	—	32,684
Right-of-use assets - equipment	4,880	—	(197)	—	—	4,683
Right-of-use assets - vehicles	31,976	16,954	(10,329)	—	—	38,601
Right-of-use assets - offices	179,154	7,797	(5,512)	—	6	181,445
	3,053,019	210,373	(87,038)	—	31	3,176,385
Depreciation
Pin Pads & POS	(1,065,406)	(124,621)	36,002	—	—	(1,154,025)
IT equipment	(172,517)	(12,895)	20,885	—	(123)	(164,650)
Facilities	(30,507)	(3,371)	29	—	268	(33,581)
Machinery and equipment	(20,039)	(2,426)	61	—	1,144	(21,260)
Furniture and fixtures	(6,798)	(862)	39	—	(20)	(7,641)
Vehicles and airplane	(5,468)	(769)	—	—	(8)	(6,245)
Right-of-use assets - equipment	(1,150)	(32)	197	—	—	(985)
Right-of-use assets - Vehicles	(23,302)	(3,581)	6,115	—	—	(20,768)
Right-of-use assets - Offices	(65,935)	(8,256)	5,242	—	109	(68,840)
	(1,391,122)	(156,813)	68,570	—	1,370	(1,477,995)

Property and equipment, net	1,661,897	53,560	(18,468)	—	1,401	1,698,390
9.2.    Depreciation and amortization charges
Depreciation and amortization expense has been charged in the following line items of the consolidated statement of profit or loss:

	Three months ended March 31,
	2025	2024

Cost of services	186,319	161,853
Administrative expenses	62,525	46,484
Selling expenses	9,555	8,998
Depreciation and Amortization charges	258,399	217,335
Depreciation charge	179,429	156,813
Amortization charge	78,970	60,522
Depreciation and Amortization charges	258,399	217,335

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)
10.    Intangible assets
10.1.    Changes in Intangible assets

	December 31, 2024	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	March 31, 2025

Cost
Goodwill - acquisition of subsidiaries	2,078,115	—	—	—	—	(331)	2,077,784
Customer relationships	1,795,256	—	—	(5,343)	—	—	1,789,913
Trademarks and patents	541,237	—	—	—	—	—	541,237
Software	1,419,762	38,039	(185)	87,224	(46)	(549)	1,544,245
Non-compete agreement	26,024	—	—	—	—	—	26,024
Software in progress	505,014	66,866	(1,654)	(81,881)	—	—	488,345
Right-of-use assets - Software	82,829	—	(197)	—	—	—	82,632
	6,448,237	104,905	(2,036)	—	(46)	(880)	6,550,180
Amortization
Customer relationships	(403,324)	(17,534)	—	6,539	—	(328)	(414,647)
Trademarks and patents	(26,270)	(2,350)	—	—	—	—	(28,620)
Software	(510,936)	(51,528)	948	(6,539)	—	(391)	(568,446)
Non-compete agreement	(17,706)	(1,218)	—	—	—	—	(18,924)
Right-of-use assets - Software	(31,899)	(6,340)	48	—	—	246	(37,945)
	(990,135)	(78,970)	996	—	—	(473)	(1,068,582)

Intangible assets net	5,458,102	25,935	(1,040)	—	(46)	(1,353)	5,481,598

	December 31, 2023	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	March 31, 2024

Cost
Goodwill - acquisition of subsidiaries	5,634,903	—	(44,535)	—	—	(83)	5,590,285
Customer relationships	1,793,696	2,071	(11,675)	—	—	—	1,784,092
Trademarks and patents	550,999	2,065	(11,829)	—	—	—	541,235
Software	1,334,698	36,285	(17,887)	32,905	—	1,222	1,387,223
Non-compete agreement	26,024	—	—	—	—	—	26,024
Operating license	5,674	—	—	—	—	—	5,674
Software in progress	274,608	75,097	(2,234)	(32,565)	—	—	314,906
Right-of-use assets - Software	50,558	789	—	—	—	—	51,347
	9,671,160	116,307	(88,160)	340	—	1,139	9,700,786
Amortization
Customer relationships	(343,981)	(15,384)	10,914	—	—	—	(348,451)
Trademarks and patents	(20,219)	1,296	3,547	—	—	—	(15,376)
Software	(474,163)	(41,525)	13,570	(340)	(414)	(76)	(502,948)
Non-compete agreement	(12,834)	(1,218)	—	—	—	—	(14,052)
Operating license	(5,673)	—	—	—	—	—	(5,673)
Right-of-use assets - Software	(19,371)	(3,691)	—	—	—	—	(23,062)
	(876,241)	(60,522)	28,031	(340)	(414)	(76)	(909,562)

Intangible assets net	8,794,919	55,785	(60,129)	—	(414)	1,063	8,791,224

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)
11.    Transactions with related parties
Related parties comprise the Group’s parent companies, key management personnel and any businesses which are controlled, directly or indirectly by the founders, officers and directors or over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.
The following transactions were carried out with associates related parties:

	Three months ended March 31,
	2025	2024

Sales of services
Associates (legal and administrative services)(a)	42	11
Total	42	11

Purchases of goods and services
Associates (transaction services)(b)	(548)	(370)
Total	(548)	(370)

(a)Related to services provided to APP in 2024 and 2025, Dental Office in 2025, as well as Trinks and Table Cloud in 2024.
(b)Mainly related to expenses paid to Tablet Cloud, APP, Agilize, and RH Software in 2025 and 2024, as well as to Trinks and Neomode in 2024, for consulting services, marketing expenses, sales commissions, and software licenses associated with new customer acquisition.
Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.
11.1.    Balances
The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	March 31, 2025	December 31, 2024

Loans to associate	582	613
Total	582	613
As of March 31, 2025, there is no allowance for expected credit losses on related parties receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.
12.    Provision for contingencies
The Group’s companies are party to labor, civil and tax litigation in progress mainly in Brazil, which are being addressed at the administrative and judicial levels. For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.
12.1.    Probable losses, provided for in the statement of financial position
The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors and based on the actual status of the lawsuit. The amount, nature and the movement of the liabilities are summarized as follows:

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)

	Civil	Labor	Tax	Total

Balance as of December 31, 2024	44,462	71,492	121,452	237,406
Additions	13,638	16,207	47	29,892
Reversals	(2,236)	(3,221)	—	(5,457)
Interests	2,021	1,664	4,033	7,718
Payments	(8,973)	(4,726)	(48)	(13,747)
Balance as of March 31, 2025	48,912	81,416	125,484	255,812

	Civil	Labor	Tax	Total

Balance as of December 31, 2023	35,862	39,705	133,299	208,866
Additions	16,757	12,713	2	29,472
Reversals	(3,813)	(9,515)	—	(13,328)
Interests	1,201	3,491	3,456	8,148
Payments	(4,910)	(2,444)	(2)	(7,356)
Balance as of March 31, 2024	45,097	43,950	136,755	225,802
12.1.1.    Civil lawsuits
In general, provisions and contingencies arise from claims related to lawsuits of a similar nature, with individual amounts that are not considered significant. The nature of the civil litigations is categorized according to the primary business of the Group. Substantial provisions are summarized in two business domains, namely (i) acquiring, totaling R$ 28,940 as of March 31, 2025 (December 31, 2024 - R$ 24,486) and (ii) banking, totaling R$ 16,182 as of March 31, 2025 (December 31, 2024 - R$ 16,027).
12.1.2.    Labor claims
In the context of Labor Courts, the Group encounters recurrent lawsuits, primarily falling in two categories: (i) labor claims by former employees and (ii) labor claims brought forth by former employees of outsourced companies contracted by the Group. These claims commonly center around issues such as the claimant’s placement in a different trade union and payment of overtime. The initial value of these lawsuits is asserted by the former employees at the commencement of the legal proceeding.
12.2.    Possible losses, not provided for in the statement of financial position
The Group is party to the following civil, labor and tax litigation involving risks of loss assessed by management as possible, based on the evaluation of the legal advisors, for which no provision for estimated possible losses was recognized:

	March 31, 2025	December 31, 2024

Civil	53,845	64,104
Labor	2,256	2,227
Tax	301,894	95,882
	357,995	162,213

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)
12.2.1.    Civil lawsuits
The Group is a party to several legal actions whose subjects are connected to its ordinary operations. In this regard, civil lawsuits have been categorized according to the Group’s primary business fronts, mainly: (i) software, amounting to R$ 29,715 as of March 31, 2025 (December 31, 2024 - R$ 29,076); and (ii) acquiring, amounting to R$ 11,153 as of March 31, 2025 (December 31, 2024 - R$ 22,099).
For the software product line, there is significant indemnity lawsuit filed by an indirect supplier, for the utilization of a specific software provided by the partner, amounting to R$ 27,363 as of March 31, 2025 (December 31, 2024 - R$ 26,835).
The Group is also involved in a securities class action related to its credit product. However, due to the early stages of litigation and the lack of economic expert analysis or the benefit of discovery, the Group does not believe potential damages can be reasonably quantified or estimated.
12.2.2.    Labor claims
The Group frequently receives lawsuits through the labor courts, primarily for two categories: (i) labor claims by former employees and (ii) labor claims by former employees of outsourced companies contracted by the Group (as a secondary obligor). These claims typically revolve around matters such as the claimant’s placement in a different trade union and payment of overtime. An initial value of these lawsuits is claimed by the former employees at the beginning of the proceeding. The actual amounts of possible contingencies when disbursed correspond to a fraction of the amount initially requested by the claimants – this lower fraction is calculated based on the Group’s track record of losses, considering similar cases. As the lawsuits progress, the reported risk amount may change, particularly following new court decisions.
12.2.3 Tax litigations
The nature of the tax litigations is summarized as follows:
An action for annulment of tax debts regarding the tax assessment issued by the State tax authorities alleging that the Group would have leased equipment and data center spaces from January 2014 to December 2015, on the grounds that the operations are analogous to telecommunications services and therefore would be subject to State tax at the rate of 25% plus a fine equivalent to 50% of the updated tax amount for failure to issue ancillary tax obligations. As of March 31, 2025, the updated amount recorded as a probable loss is R$ 31,886 (December 31, 2024 - R$ 30,962), and the amount of R$ 30,858 (2023 - R$ 30,658) is considered as a possible loss (contingency arising from the acquisition of Linx).
During 2022, 2023, 2024 and 2025, the Group received tax assessments issued by a municipal tax authority relating to the allegedly insufficient payment of tax on services rendered. Considering a new tax assessment issued in 2025, as of March 31, 2025, the updated amount is R$ 248,434 (December 31, 2024 - R$ 41,579). The cases are classified as possible loss.
12.3.    Judicial deposits
For certain contingencies, the Group has made judicial escrow deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.
The amount of the judicial deposits as of March 31, 2025 is R$ 14,254 (December 31, 2024 - R$ 13,317), which are included in Other assets in non-current assets.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)
13.    Equity
13.1    Issued capital
On March 31, 2025 and December 31, 2024, the Company’s issued capital totaled R$ 76 thousand. The Company has an authorized share capital of US Dollar 50 thousand, corresponding to 630,000,000 authorized shares with a par value of US Dollar 0.000079365 each. The Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.
13.2.    Subscribed and paid-in capital and capital reserve
The Articles of Association provide that at any time when there are Class A common shares issued, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.
The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Islands Law, the balance in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Islands Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.
As of March 31, 2025, the Company has a capital reserve amounting to R$ 14,232,542 (December 31, 2024 – R$ 14,215,212).
There were no changes in the number of shares during the three months ended March 31, 2025:

	Number of shares
	Class A	Class B	Total

As of December 31, 2024 and March 31, 2025	297,322,430	16,925,090	314,247,520
13.3.    Treasury shares
Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.
During the periods presented, the Board of Directors approved programs to repurchase outstanding Class A common shares as detailed in the table below:

Date of programs approved by the Board of Directors	Maximum amount of repurchase approved	Amounts actually repurchased under the program	Status of programs as of March 31, 2025

November-24	2,000,000	1,448,105	Program in progress

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)
The main transactions involving treasury shares during the calendar year ended on December 31, 2024 were: (i) repurchase of 24,090,491 Class A shares in the amount of R$ 1,587,332; (ii) delivery of 1,017,725 shares due to the vesting of RSUs awards; (iii) delivery of 132,606 shares to Linx founding shareholders, by the non-compete agreement signed; (iv) delivery of 16,639 shares to the founders of Trampolin Pagamentos S.A. (incorporated by Pagar.me) as a form of payment.
As of March 31, 2025, the changes in treasury shares correspond to (i) repurchase of 15,141,056 Class A shares in the amount of R$ 843,411; (ii) delivery of 670,569 shares due to the vesting of RSUs awards.
As of March 31, 2025 the Company holds 42,705,429 Class A common shares in treasury (December 31, 2024 - 28,234,941).
13.4. Other comprehensive income (OCI)
OCI represents the profit or loss not reported in the statement of profit and loss being separately presented in the financial statements. This includes Company transactions and operations that are not considered realized gains or losses. The table presents the accumulated balance of each category of OCI as of March 31, 2025 and December 31, 2024:

	March 31, 2025	December 31, 2024

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):
Accounts receivable from card issuers at fair value	(529,903)	(425,813)
Exchange differences on translation of foreign operations	(45,722)	(38,910)
Unrealized loss on cash flow hedge	(110,705)	(125,532)
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Changes in fair value of equity instruments designated at fair value	291,623	291,623
Effects of hyperinflationary accounting	18,574	11,584
Total	(376,133)	(287,048)
14.    Earnings per share
Basic earnings per share is calculated by dividing net income for the period attributed to the controlling shareholders by the weighted average number of common shares outstanding during the period.
Diluted earnings per share considers the number of shares outstanding for the purposes of basic earnings plus (when dilutive) the number of potentially issuable shares.
All numbers of shares for the purpose of earnings per share are the weighted average during each period presented.
14.1.    Numerator of earnings per share
In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	Three months ended March 31,
	2025	2024

Net income attributable to controlling shareholders	514,458	372,981
Numerator of basic EPS	514,458	372,981
In determining the numerator of diluted EPS, earnings attributable to the Group is allocated as follows:

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)

	Three months ended March 31,
	2024	2023

Net income attributable to controlling shareholders	514,458	372,981
Numerator of diluted EPS	514,458	372,981
14.2.    Basic and Diluted earnings per share
The following table contains the EPS of the Group for the three months ended March 31, 2025 and 2024 (in thousands except share and per share amounts):

	Three months ended March 31,
	2025	2024

Numerator of basic EPS	514,458	372,981

Weighted average number of outstanding shares	279,534,451	308,999,088
Weighted average number of contingently issuable shares with conditions satisfied	310,782	119,535
Denominator of basic EPS	279,845,233	309,118,623

Basic earnings per share - R$	1.84	1.21

Numerator of diluted EPS	514,458	372,981

Denominator of basic EPS	279,845,233	309,118,623
Share-based instruments (a)	6,236,812	6,972,810
Denominator of diluted EPS	286,082,045	316,091,433

Diluted earnings per share - R$	1.80	1.18

(a)Including share-based compensation and non-compete agreement with founders of Linx. Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding, considering potentially convertible instruments.
14.3.    Detail of potentially issuable common shares for purposes of Diluted EPS
The potentially issuable common shares consider the difference between the issuable shares under share-based instruments and the number of shares that potentially be purchased at the weighted average market price of the shares during the period with the amount of future compensation expense of those share-based instruments, as presented as follows:

	Three months ended March 31,
	2025	2024

Total weighted average shares issuable under share-based payment plans for which performance conditions have already been met	14,023,532	12,975,203
Total weighted average shares that could have been purchased: compensation expense to be recognized in future periods divided by the weighted average market price of Company’s shares	(8,051,931)	(6,402,521)
Other total weighted average shares potentially issuable for no additional consideration	265,211	400,128
Share-based instruments	6,236,812	6,972,810

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)
15.    Revenue and income
15.1.    Timing of revenue recognition
Net revenue from transaction activities and other services and discount fees charged for the prepayment of accounts payable to client are recognized at a point in time, except for membership fees which are recognized over time. All other revenue and income are recognized over time.
The Group has recognized revenue to membership fees in the amount of R$ 62,336 in the three months ended March 31, 2025 (three months ended March 31, 2024 - R$ 10,309).
Net revenue from transaction activities and other services includes membership fee mentioned above and R$ 14,005 of registry business fee in the three months ended March 31, 2025 (R$ 9,000 in three months ended March 31, 2024).
15.2. Seasonality of operations
The Group’s revenues are subject to seasonal fluctuations as a result of consumer spending patterns. Historically, revenues have been strongest during the last quarter of the year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on the results of operations for the entire fiscal year. As a result of seasonal fluctuations caused by these and other factors, results for an interim period may not be indicative of those expected for the full fiscal year.
16.    Expenses by nature

	Three months ended March 31,
	2025	2024

Personnel expenses	807,851	677,018
Transaction and client services costs (a)	428,233	354,171
Marketing expenses and sales commissions (b)	288,335	270,362
Depreciation and amortization (Note 9.2)	258,399	217,335
Third parties services	65,913	65,695
Other	87,287	120,076
Total	1,936,018	1,704,657

(a)Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees, cloud services, allowance for expected credit losses and other costs.
(b)Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)
17. Financial expenses, net

	Three months ended March 31,
	2025	2024

Finance cost of sale of receivables	618,796	672,802
Other interest on loans and financing	346,321	116,553
Cost of bond	42,409	85,140
Foreign exchange (gains) and losses	3,304	(2,967)
Other	85,860	25,019
Total	1,096,690	896,547
18.    Employee benefits
18.1.    Share-based payment plans
The Group has equity settled share-based payment instruments, under which management grants shares to employees and non-employees depending on the strategy of the Group. The following table outlines the key share-based awards movements - in number of shares - as of March 31, 2025 and December 31, 2024.

	Equity
	RSU	PSU	Option	Total

Number of shares
As of December 31, 2023	12,429,557	8,305,048	45,159	20,779,764
Granted	2,369,160	124,420	—	2,493,580
Cancelled	(958,346)	(2,982,630)	—	(3,940,976)
Delivered	(68,569)	—	—	(68,569)
As of March 31, 2024	13,771,802	5,446,838	45,159	19,263,799

As of December 31, 2024	12,703,778	5,891,383	43,773	18,638,934
Granted (a) (b)	3,163,890	440,648	—	3,604,538
Cancelled (c)	(553,339)	—	—	(553,339)
Delivered (d)	(830,865)	—	—	(830,865)
As of March 31, 2025	14,483,464	6,332,031	43,773	20,859,268

(a)RSU’s granted with an average grant-date fair value of R$ 54.10.
(b)PSU’s granted with an average grant-date fair value of R$ 3.77.
(c)On March 31, 2025, 72,279 vested RSUs were pending settlement.
(d)The delivery of the period net of withholding taxes represents 670,569 treasury shares.

18.1.1 Share-based payment expenses
The total expense related to share-based plans, including taxes and social charges, recognized as Other income (expenses), net was R$ 87,129 for the three months (R$ 25,783 for the three months ended March 31, 2024).
19.    Other disclosures on cash flows
19.1. Non-cash transactions

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)
19.1.1.    Operating activities

	Three months ended March 31,
	2025	2024

Changes in the fair value of accounts receivable from card issuers at FVOCI	148,636	24,381
Fair value adjustment on equity instruments at FVOCI (Note 5.1)	—	750
19.1.2.    Investing activities

	Three months ended March 31,
	2025	2024

Property and equipment and intangible assets acquired through lease (Note 9.1 and 10.1)	35,570	25,540
19.1.3.    Financing activities

	Three months ended March 31,
	2025	2024

Unpaid consideration for acquisition of non-controlling shares	579	725
19.2. Items breakdown
19.2.1.    Fair value adjustment in financial instruments designated at FVPL

	Three months ended March 31,
	2025	2024

Adjustment on FIDC obligations designated for fair value hedge (Note 5.6.2)	(57,916)	16,805
Fair value adjustment on equity securities designated at FVPL	(11,790)	—
Fair value adjustment in financial instruments designated at FVPL	(69,706)	16,805
19.2.2.    Interest income received, net of costs

	Three months ended March 31,
	2025	2024

Interest income received on prepayment of accounts payable to clients	2,147,665	1,631,010
Finance cost of sale of receivables on Accounts receivable from card issuers (Note 17)	(618,796)	(672,802)
Interest income received, net of costs	1,528,869	958,208
19.2.3.    Purchases of property and equipment

	Three months ended March 31,
	2025	2024

Additions of property and equipment (Note 9.1)	(239,626)	(210,373)
Additions of right of use (Note 9.1)	35,570	24,751
Payments from previous period	(57,413)	(65,348)
Purchases not paid at period end	81,251	70,348
Purchases of property and equipment	(180,218)	(180,622)

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)
19.2.4.    Purchases and development of intangible assets

	Three months ended March 31,
	2025	2024

Additions of intangible assets (Note 10.1)	(104,905)	(116,307)
Additions of right of use (IFRS 16) (Note 10.1)	—	789
Payments from previous period	(5,015)	(14,117)
Purchases not paid at period end	2,623	3,608
Purchases and development of intangible assets	(107,297)	(126,027)
19.2.5.    Proceeds from the disposal of non-current assets

	Three months ended March 31,
	2025	2024

Net book value of disposed assets (Notes 9.1 and 10.1)	15,421	78,597
Net book value of disposed leases (Note 5.6.2)	(10,799)	(4,695)
Gain (loss) on disposal of property and equipment and intangible assets	4,152	(6,070)
Disposal of Pinpag property, equipment and intangible assets	—	(59,176)
Outstanding balance	(8,757)	(8,615)
Proceeds from disposal of property and equipment and intangible assets	17	41
20.    Segment information
In line with the strategy and organizational structure of the Group, the Group is presenting two reportable segments, namely “Financial Services” and “Software” and certain non-allocated activities:
•Financial services: Comprised of our financial services solutions which includes mainly payments solutions, digital banking, credit, insurance solutions as well as the registry business.
•Software: The Software segment includes the following solutions: POS/ERP, TEF and QR Code gateways, reconciliation, CRM, OMS, e-commerce platform, engagement tool, ads solution, and marketplace hub.
•Non allocated activities: Comprised of non-strategic businesses, including results on disposal / discontinuation of non-core businesses.
The Group uses Adjusted net income (loss) as the measure reported to the Chief Operating Decision Maker (“CODM”), which comprises the Chief Executive Officer ("CEO”) and the Board of Directors, about the performance of each segment.

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)
20.1.    Statement of profit or loss by segment

	Three months ended March 31, 2025
	Financial Services	Software	Non allocated

Total revenue and income	3,261,045	408,900	—

Cost of services	(755,970)	(177,892)	—
Administrative expenses	(168,749)	(73,798)	—
Selling expenses	(506,830)	(86,268)	—
Financial expenses, net	(1,081,984)	(9,554)	—
Other income (expenses), net	(110,046)	(8,580)	—
Total adjusted expenses	(2,623,579)	(356,092)	—

Gain on investment in associates	—	245	116
Adjusted profit before income taxes	637,466	53,053	116

Income taxes and social contributions	(126,542)	(9,662)	—
Adjusted net income for the period	510,924	43,391	116

	Three months ended March 31, 2024
	Financial Services	Software	Non allocated

Total revenue and income	2,710,347	369,070	5,493

Cost of services	(647,571)	(162,339)	(16)
Administrative expenses	(158,897)	(70,576)	(2,561)
Selling expenses	(447,024)	(81,498)	(1,153)
Financial expenses, net	(878,129)	(11,038)	(74)
Other income (expenses), net	(50,155)	(6,574)	—
Total adjusted expenses	(2,181,776)	(332,025)	(3,804)

Gain on investment in associates	—	120	191
Adjusted profit before income taxes	528,571	37,165	1,880

Income taxes and social contributions	(107,268)	(9,492)	(428)
Adjusted net income for the period	421,303	27,673	1,452
20.2.    Reconciliation of segment adjusted net income for the period with net income in the consolidated financial statements

Notes to Unaudited interim condensed consolidated financial statements
March 31, 2025
(In thousands of Brazilian Reais)

	Three months ended March 31,
	2025	2024

Adjusted net income – Financial Services	510,924	421,303
Adjusted net income – Software	43,391	27,673
Adjusted net income – Non allocated	116	1,452
Adjusted net income	554,431	450,428

Adjustments from adjusted net income to consolidated net income (loss)
Amortization of fair value adjustment (a)	(38,902)	(12,288)
Other income (loss)(b)	(14,136)	(71,311)
Tax effect on adjustments	15,354	6,766
Consolidated net income	516,747	373,595

(a)Related to acquisitions. Consists of expenses resulting from the changes of the fair value adjustments as a result of the application of the acquisition method.
(b)Consists of the fair value adjustment related to associates call option, earn-out interests related to acquisitions and remeasurement of previously held equity in associates.